CONFORMED

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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of April, 2006                 Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     (Check One) Form 20-F [X]  Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           (Check One) Yes [ ]  No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ___.)

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

              GRUPO RADIO CENTRO REPORTS FIRST QUARTER 2006 RESULTS

     MEXICO CITY, April 17 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the "Company"), one of Mexico's leading radio broadcasting companies, announced today its operating results for the three months ended March 31, 2006. All figures were prepared in accordance with Financial Information Standards accepted in Mexico and have been restated in constant pesos as of March 31, 2006.

     First Quarter Results

     Broadcasting revenue for the first quarter of 2006 was Ps. 176,530,000, representing a 60.3% increase compared to the Ps. 110,138,000 reported for the same period of 2005. This increase in broadcasting revenue was mainly attributable to the increase in advertising expenditures from political parties.

     The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first quarter of 2006 were Ps. 96,809,000, representing an 8.3% increase compared to the Ps. 89,404,000 reported for the same period of 2005. This increase was attributable to an increase in the sales commissions paid during the first quarter of 2006 to the Company's general sales force, expenses related to additional advertising and marketing campaigns conducted by the Company during the first quarter of 2006 and an increase in the allowance for doubtful accounts.

     For the first quarter of 2006, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 79,721,000, a 284.5% increase compared to broadcasting income of Ps. 20,734,000 reported for the same period of 2005. This significant increase was due primarily to the increase in broadcasting revenue.

     Depreciation and amortization for the first quarter of 2006 amounted to Ps. 10,590,000, a slight increase compared to the Ps. 10,078,000 reported for the same period of 2005.

     For the first quarter of 2006, the Company's corporate, general and administrative expenses were Ps. 6,534,000, a 47.3% increase compared to the Ps. 4,435,000 reported for the same period of 2005. This increase was due to higher fees paid for the sale of airtime during the first quarter of 2006.

     The Company reported operating income of Ps. 62,597,000 for the first quarter of 2006 compared to operating income of Ps. 6,221,000 reported for the same period of 2005. This increase was primarily due to a significant increase in broadcasting revenue, which resulted from higher advertising expenditures from political parties in connection with the upcoming elections.

     The Company's comprehensive financing cost for the first quarter of 2006 was Ps. 9,630,000, a 51.4% increase compared to a comprehensive financing cost of Ps. 6,360,000 reported for the same period of 2005. This increase was primarily due to a loss in foreign currency exchange, net of Ps. 3,602,000 for the first quarter of 2006 compared to a loss in foreign currency exchange, net of Ps. 610,000 for the same period of 2005, which resulted from a greater depreciation of the Peso against the U.S. Dollar during the first quarter of 2006 compared to the same period of 2005.

     For the first quarter of 2006, other expenses, net were Ps. 9,012,000, compared to the Ps. 9,351,000 reported for the same period of 2005.

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     For the first quarter of 2006, the Company reported income before provisions for income tax and employee profit sharing of Ps. 43,955,000 compared to a loss before provisions for income tax and employee profit sharing of Ps. 9,490,000 reported for the same period of 2005.

     The Company recorded provisions for income tax and employee profit sharing for the first quarter of 2006 of Ps. 10,057,000 compared to provisions for income tax and employee profit sharing of Ps. 46,000 for the same period of 2005.

     As a result of the foregoing, the Company's net income for the first quarter of 2006 was Ps. 33,898,000, compared to net loss of Ps. 9,536,000 reported for same period of 2005.

     Other Matters:

     From March 31, 2005 to March 31, 2006, the Company's total bank debt decreased from Ps. 175.8 million to Ps. 113.2 million as a result of scheduled payments.

     Company Description:

     Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organizacion Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

     Note on Forward-Looking Statements:

     This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

     IR Contacts
        In Mexico:
        Pedro Beltran / Alfredo Azpeitia
        Grupo Radio Centro, S.A. de C.V.
        Tel: (5255) 5728-4800 Ext. 7018
        aazpeitia@grc.com.mx

     In NY:
        Maria Barona / Peter Majeski
        i-advize Corporate Communications, Inc.
        Tel: (212) 406-3690
        grc@i-advize.com.mx

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                        GRUPO RADIO CENTRO, S.A. DE C.V.
                      CONSOLIDATED UNAUDITED BALANCE SHEETS
                          as of March 31, 2006 and 2005
       in Mexican Pesos ("Ps.") with purchasing power as of March 31, 2006
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1))

                                                            March 31
                                           ------------------------------------------
                                                      2006                   2005
                                           ---------------------------   ------------
                                             U.S.$(1)         Ps.            Ps.
                                           ------------   ------------   ------------
              ASSETS
Current assets:
  Cash and temporary investments                 15,980        175,001         42,744

Accounts receivable:
  Broadcasting, net                              15,939        174,544        148,056
  Other                                             667          7,300          5,275
  Income tax recoverable                              0              0         21,129

                                                 16,606        181,844        174,460

Prepaid expenses                                  1,539         16,857         13,306
  Total current assets                           34,125        373,702        230,510

Long-term accounts receivable                         0              0         14,775
Property and equipment, net                      42,887        469,652        499,953
Deferred charges, net                             1,030         11,276         13,763
Excess of cost over book value of
 subsidiaries                                    70,669        773,900        766,103
Other assets                                        294          3,220          3,333
           Total assets                         149,005      1,631,750      1,528,437

              LIABILITIES
Current:
  Notes payable                                   5,170         56,618         58,611
  Advances from customers                         6,976         76,398         43,330
  Other accounts payable and accrued
   expenses                                       3,456         37,848         33,513
  Taxes payable                                   3,556         38,940         14,199
  Contingent Liabilities                         23,154        253,562        255,972
     Total current liabilities                   42,312        463,366        405,625

Long-Term:
  Deferred income tax                             1,977         21,644         37,742
  Notes payable                                   5,170         56,618        117,224
  Reserve for labor obligations                   4,216         46,171         34,240
           Total liabilities                     53,675        587,799        594,831

          STOCKHOLDERS' EQUITY
Capital stock                                   107,287      1,174,895      1,173,977
Retained (deficit) earnings                      (7,193)       (78,770)      (187,876)
Provision for repurchase of shares                3,837         42,017         41,487
Accumulated effect of deferred income
 tax                                             (9,066)       (99,284)       (99,284)
Effect from labor obligations                       (23)          (255)             0
Surplus on restatement of capital                   433          4,746          4,746
Minority interest                                    55            602            556
     Total stockholders' equity                  95,330      1,043,951        933,606
          Total liabilities and
           stockholders' equity                 149,005      1,631,750      1,528,437

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.951 per U.S. dollar, the rate on March 31, 2006.

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                        GRUPO RADIO CENTRO, S.A. DE C.V.
                   CONSOLIDATED UNAUDITED STATEMENTS OF INCOME for the three-month Period ended March 31, 2006 and 2005 expressed in Mexican Pesos ("Ps.") with purchasing power as of March 31, 2006
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                                            March 31
                                           ------------------------------------------
                                                      2006                   2005
                                           ---------------------------   ------------
                                             U.S.$(1)          Ps.            Ps.
                                           ------------   ------------   ------------
Broadcasting revenue (2)                         16,121        176,530        110,138
Broadcasting expenses, excluding
 depreciation, amortization and
 corporate expenses                               8,840         96,809         89,404
Broadcasting income                               7,281         79,721         20,734

Depreciation and amortization                       967         10,590         10,078
Corporate general and
 administrative expenses                            597          6,534          4,435
Operating income                                  5,717         62,597          6,221


Comprehensive financing income (cost):
  Interest expense                                 (763)        (8,355)        (8,428)
  Interest income (2)                                98          1,069            603
  Gain (loss) on foreign currency
   exchange, net                                   (328)        (3,602)          (610)
  Gain on net monetary position                     115          1,258          2,075
                                                   (878)        (9,630)        (6,360)

Other expenses, net                                (823)        (9,012)        (9,351)
Income (loss) before provisions                   4,016         43,955         (9,490)

Provisions for income tax &
 employee profit sharing                            918         10,057             46
Net income (loss)                                 3,098         33,898         (9,536)

Net income (loss) applicable to:
  Majority interest                               3,095         33,862         (9,541)
  Minority interest                                   3             36              5
                                                  3,098         33,898         (9,536)

Net income (loss) per Series A
 Share (3)                                        0.061          0.669         (0.037)
Net income (loss) per ADS (3)                     0.550          6.020         (0.329)
Weighted average common shares
 outstanding  (000's) (3)                                      162,699        162,537

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.951 per U.S. dollar, the rate on March 31, 2006.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the first quarter of 2006 and 2005 was Ps. 579,000 and Ps. 110,000, respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SOURCE  Grupo Radio Centro, S.A. de C.V.
     -0-                             04/17/2006
     /CONTACT: IR Contacts - In Mexico - Pedro Beltran, or Alfredo Azpeitia, aazpeitia@grc.com.mx, both of Grupo Radio Centro, S.A. de C.V.,
+5255-5728-4800, ext. 7018; or In NY - Maria Barona, or Peter Majeski, both of i-advize Corporate Communications, Inc., +1-212-406-3690, grc@i-advize.com.mx/

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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Grupo Radio Centro, S.A. de C.V.
                                          (Registrant)


Date: April 18, 2006                      By:    /s/ Pedro Beltran Nasr
                                                 -------------------------------
                                          Name:  Pedro Beltran Nasr
                                          Title: Chief Financial Officer

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